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           CIBC Mellon Global Securities Services Company
                   CIBC Mellon Trust Company CIBC Mellon

                               [CIBC Mellon LOGO]

March 3, 2005

BC Securities Commission                             Alberta Securities Commission
Saskatchewan Securities Commission                   Manitoba Securities Commission
Ontario Securities Commission                        Quebec Securities Commission
The Office of the Administrator of Securities        Nova Scotia Securities Commission
                   - New Brunswick                   Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island       TSX Venture Exchange

Dear Sirs:

RE: Stantec Inc. Meeting of Shareholders
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Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their ANNUAL AND SPECIAL Meeting of Shareholders:

          DATE OF MEETING                                   10 May 2005
          RECORD DATE FOR NOTICE:                           21 March 2005
          RECORD DATE FOR VOTING:                           21 March 2005
          BENEFICIAL OWNERSHIP DETERMINATION DATE:          21 March 2005
          SECURITIES ENTITLED TO NOTICE:                    Common
          SECURITIES ENTITLED TO VOTE:                      Common

Yours truly,

CIBC MELLON TRUST COMPANY

"SIGNED"

Brian Sankarsingh
Associate Manager
Client Services
(403) 232 - 2406
brian_sankarsingh@cibcmellon.com

cc:     CDS & Co.

  600 The Dome Tower. 333-7th Avenue S.W. Suite 600. Calgary, A.B. T2P 2Z1. Tel
                        403.232.2400. www.cibcmellon.com

CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company are
                licensed users of the CIBC and Mellon trademark.